Exhibit 99.1

A.P. Pharma Logo

News Release

A.P. PHARMA REPORTS THIRD QUARTER RESULTS

Preparations Underway for Pivotal Clinical Trials with APF530

REDWOOD CITY, Calif. (November 2, 2005) - A.P. Pharma, Inc. (NASDAQ
NM: APPA), a specialty pharmaceutical company, today reported financial results for the three months ended September 30, 2005.

Recent and Financial Highlights
-------------------------------
*	Phase 2 clinical trial using APF530 for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting (CINV)
was successfully completed, and all primary endpoints were
achieved.
*	Preparations for APF530 Phase 3 clinical trials are underway:
o	End of Phase 2 meeting with the U.S. Food and Drug
Administration (FDA) has been requested.
o	Phase 3 clinical trial protocols being finalized.
o	Clinical trial sites in the U.S. being recruited.
*	Royalty growth for the third quarter of 2005 was driven by sales of Carac(R), which increased by 15% compared with the prior year's third quarter.
*	Cash, cash equivalents and marketable securities were $8.1 million as of September 30, 2005.

Financial Results
-----------------

Third quarter 2005 royalties on sales of Carac marketed by Sanofi-Aventis grew by 15% and royalties on sales of Retin-A Micro(R) marketed by Johnson & Johnson grew by 3% over the corresponding quarter of the prior year. Total royalties for the third quarter of 2005 grew by 6% to $1,334,000, compared with $1,258,000 for the third quarter of 2004. Total revenues for the third quarter of 2005 decreased $121,000 or 8% to $1,337,000, compared with $1,458,000 for the third quarter for 2004, due to a decrease in contract revenues.

Research and development expense decreased $216,000 or 9% to $2,306,000 for the third quarter of 2005, compared with $2,522,000 for the third quarter of the prior year. The decrease is primarily attributable to the higher cost in the prior year of the Phase 2 clinical study using APF112 for the treatment of post-surgical pain, compared with the cost in the current year of the APF530 Phase 2 clinical study, which was initiated during the second quarter of 2005.

General and administrative expense decreased by $26,000 or 3% to $868,000 for the third quarter of 2005, compared with $894,000 for the third quarter of 2004.

The loss from continuing operations in the third quarter of 2005 was $1,764,000, compared with a loss from continuing operations of $1,887,000 in the third quarter of 2004. The net loss for the third quarter of 2005 was $1,744,000, or $0.07 per share, compared with a net loss of $1,921,000, or $0.08 per share, in the third quarter of 2004.

APF530 Clinical Update
----------------------

APF530, which contains the anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer(TM) bioerodible drug delivery system, is being developed for the prevention of both acute and delayed CINV. As reported, the Phase 2 study was completed in September in patients undergoing moderately and highly emetogenic chemotherapy for cancer. The primary endpoints, which included an evaluation of safety, tolerability and pharmacokinetics, were successfully met. In addition, efficacy endpoints were evaluated relating to emetic events and the use of rescue medication.

There were no serious adverse events attributed to the APF530 formulation, and injections of APF530 were well tolerated. The pharmacokinetic evaluation of granisetron in all three dose groups clearly indicated that measurable plasma levels of granisetron were evident over a seven day period.

Analysis of the open label efficacy data from the Phase 2 patient groups receiving either moderately or highly emetogenic chemotherapy indicated that the percentage of complete responders in the moderately emetogenic group was 90% in the acute phase and 78% in the delayed phase. In the group receiving highly emetogenic chemotherapy, the percentage of complete responders was 81% in the acute phase and 80% in the delayed phase. "Complete response" was defined as no emetic episodes and no use of rescue medication. Based on the data generated from the Phase 2 study, two dose levels of APF530 have been selected and preparations are well underway to initiate Phase 3 clinical trials.

An end of Phase 2 meeting with the FDA has been requested to review the final Phase 2 data, finalize the Phase 3 clinical trial protocols and initiate the Phase 3 trials.

The Phase 3 clinical trial protocols have been designed to be an observer-blinded, randomized clinical trial of efficacy and safety of APF530 administered by subcutaneous injection compared with palonosetron (Aloxi(R)) and with granisetron (Kytril(R)) by intravenous administration for the prevention of CINV in patients receiving either moderately or highly emetogenic chemotherapy treatments. Clinical sites in the U.S. are currently being recruited and clinical trial materials are being manufactured in order to be in a position to initiate the Phase 3 trials as soon as the company receives ratification from the FDA.

Conference Call
---------------

Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern time (8:00 a.m. Pacific time) today to discuss the financial results, provide a business update and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S., or (706) 634-1287 for international callers. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S., or (706) 645-9291 for international callers, and entering reservation number 1849954.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's Web site for 30 days.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include pain management, anti-nausea, inflammation and ophthalmic applications. The Company's product development programs are funded by the sale of common stock in June 2004, royalties from topical products currently marketed by pharmaceutical partners, proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, satisfactory completion of clinical studies, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                       Company Contact:
Lippert/Heilshorn & Associates                      Gordon Sangster
Zachary Bryant (zbryant@lhai.com)           Chief Financial Officer
Jody Cain (jcain@lhai.com)                           (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100
(Financial tables follow)


                           A.P. Pharma, Inc.
                        Statement of Operations Highlights
                       (in thousands, except per share data)
                                   (Unaudited)

                                         Three Months Ended      Nine Months Ended
                                            September 30,         September 30,
                                         2005       2004         2005       2004
                                         ----       ----         ----       ----
Royalties                                $ 1,334   $ 1,258     $ 3,803    $ 3,515
Contract Revenues                              3       200         144        407
                                          ------    ------      ------     ------
    Total Revenues                         1,337     1,458       3,947      3,922

Operating Expenses:
  Research & Development                   2,306     2,522       7,205      8,440
  General & Administrative                   868       894       2,540      2,460
                                          ------    ------      ------     ------

    Total Operating Expenses               3,174     3,416       9,745     10,900
                                          ------    ------      ------     ------

Operating Loss                            (1,837)   (1,958)     (5,798)    (6,978)

Interest Income and Other, Net                73        71         221        149
                                          ------    ------      ------     ------

Loss from Continuing Operations           (1,764)   (1,887)     (5,577)    (6,829)

Gain (Loss) on Disposition of
 Discontinued Operations                      20       (34)        (30)      (135)
                                          ------     -----      ------     ------

Net Loss                                 ($1,744)  ($1,921)    ($5,607)   ($6,964)
                                          ======    ======      ======     ======

Basic and Diluted Loss per Share:
  Loss from Continuing Operations         ($0.07)   ($0.08)     ($0.22)    ($0.31)
                                          ======    ======      ======      ======

  Net Loss                                ($0.07)   ($0.08)     ($0.22)    ($0.31)
                                          ======    ======      ======      ======

Shares used in Calculating Loss
 per Share:
  Basic and Diluted                       25,145    24,936      25,095      22,212
                                          ======    ======      ======      ======




                               A.P. Pharma, Inc.
                           Balance Sheet Highlights
                                (in thousands)

                                        September 30, 2005       December 31,
                                          (Unaudited)                2004
                                        ------------------       ------------
Assets

Cash, Cash Equivalents and
 Marketable Securities                       $ 8,091              $13,596
Accounts Receivable, Net                       1,413                1,506
Other Current Assets                             335                  394
                                              ------               ------

Total Current Assets                           9,839               15,496

Property, Plant & Equipment, Net               1,219                1,235
Other Non-Current Assets                         174                  283
                                              ------               ------
Total Assets                                 $11,232              $17,014
                                              ======               ======

Liabilities and Shareholders' Equity

Current Liabilities                          $ 2,507              $ 2,860
Shareholders' Equity                           8,725               14,154
                                              ------               ------

Total Liabilities and Shareholders' Equity   $11,232              $17,014
                                              ======               ======